SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549

SCHEDULE 13D
Under The Securities Exchange Act Of 1934

AXIAL VECTOR ENGINE CORPORATION
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

05461A108
(CUSIP Number)

AHMED KHALIFA
1605 Fairmont Hotel, Sheikh Zayed Road
Dubai, United Arab
+971 4 329 5575
(Name, address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Section 234.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.:  05461A108

1.         Name Of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Emirates International Capital Advisory

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)        [   ]
            (b)        [X]

3.         SEC Use Only

4.         Source of Funds (See Instructions).  WC

5.         Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e).  [   ]

6.         Citizenship or Place of Organization.  Dubai, United Arab Emirates

Number of	7.	Sole Voting Power:	8,154,218
Shares Bene-
ficially Owned	8.	Shared Voting Power:	0
By Each
Reporting	9.	Sole Dispositive Power:	8,154,218
Person
With	10.	Shared Dispositive Power:	0

11.       Aggregate Amount Beneficially Owned by Each Reporting Person.  8,154,218

12.       Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions).  [   ]

13.       Percent of Class Represented by Amount in Row   16.2%

14.       Type of Reporting Person.  IV

CUSIP No.:  05461A108

STATEMENT ON SCHEDULE 13D
Axial Vector Engine Corporation

This Filing of Schedule 13D is reflecting the acquisition of 3,154,218 shares of the Issuer's Common Stock dated July 1, 2007 and files with the Securities Exchange Commission on November 26th, 2007 to reflect the acquisition of an additional 5,000,000 shares of the Issuer’s Common Stock.

Item 1.        Security And Issuer.

This Statement relates to the Common Stock, 0.001 par value (the "Common Stock") of Axial Vector Engine Corporation (the "Issuer") whose principal executive offices are located at 121 SW Salmon Street, Portland, Oregon USA.

Item 2.        Identity and Background.

This Statement on Schedule 13D (the "Statement") is filed with respect to events on July 1 and November 26, 2007 is filed by Emirates International Capital Advisory.

The principal business of Emirates International Capital Advisory is, Investments.  The address of Emirates International Capital Advisory is:

Suite 1605, Fairmont Hotel
Sheikh Zayed Road
PO Box 69
Dubai, United Arab Emirates

During the last five years, Emirates International Capital Advisory, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Emirates International Capital Advisory was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.:  05461A108

Item 3.     Source and Amount of Funds or Other Consideration.

The source of the funds for the purchase of the reported 8,154,218 shares was part of the investment capital of Emirates International Capital Advisory.  No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4.      Purpose of Transaction.

Emirates International Capital Advisory acquired the Common Stock to increase its investment in the Issuer.  The Common Stock was not acquired for the purpose of, and do not have the effect of, and were not acquired in connection with, or as a participant in, any transaction having such purpose or effect.  Emirates International Capital Advisory has no plans or proposals with any other person or entity, including, but not limited to the Issuer, which relate to or would result in (a) an extraordinary corporate transaction, such as a merger or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any material change in the dividend policy of the Issuer; (d) any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer were to become a registered closed-end investment company, any plans or proposals to make any changes in the Issuer’s investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (e) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (f) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (g) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (h) any action similar to any of those enumerated above.  The reporting persons intend to dispose of the shares of the common stock of the Issuer.

Item 5.     Interest in Securities of the Issuer.

Emirates International Capital Advisory is the direct owner and sole beneficial owner of 8,154,218 shares of the Common Stock, $0.001 par value, of the Issuer which represents 16.2 % of the issued and outstanding shares of the common stock of the Issuer as of the date of the reported Event.  On November 26, 2007, the Issuer had 49,180,594 shares of common stock, $0.001 par value, issued and outstanding.

Emirates International Capital Advisory has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 8,154,218 shares of the Common Stock, $0.001 par value, of the Issuer and there is no shared power to vote or to direct the vote and there is no shared power to dispose of or direct the disposition of 8,154,218 shares of the Common Stock, no par value, of the Issuer.

CUSIP No.:  05461A108

During the 60-day period prior to November 26, 2007, Emirates International Capital Advisory effected no transactions in securities of the Issuer.

Prior to November 26, 2007 Emirates International Capital Advisory owned 3,154,218 shares of the Common Stock of the Issuer and no other securities of the Issuer.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

There are no exhibits hereto to be filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2007

Emirates International Capital Advisory

By:  /s/  Arash Masom
        Arash Masom,
        Managing Director